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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 1

ISTA PHARMACEUTICALS, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
45031X 10 5 (CUSIP Number)

Warren T. Lazarow
Brobeck, Phleger & Harrison LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 331-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESTOR GROWTH CAPITAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: Guernsey

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 2,766,841
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 2,766,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%

14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP NO. 4531X 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESTOR AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	PLACE OF ORGANIZATION: Sweden

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 3,952,630
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 3,952,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,952,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%

14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D as originally filed by Investor Growth Capital Limited and Investor AB (collectively, the "Reporting Persons") on September 30, 2002 (as so amended, the "Schedule 13D"). All share numbers referenced in this Amendment No. 1 reflect the Issuer's 10-to-1 reverse stock split effected on November 13, 2002. Capitalized terms used in this Amendment No. 1 but not defined have the respective meanings ascribed to them in the Schedule 13D.

The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment No. 1.

Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following:

        At the closing of the PIPES Agreement, as amended (the "Amended PIPES Agreement"), on November 19, 2002 (the "PIPES Closing" or the "PIPES Closing Date"), Investor Growth and the Fund purchased for cash consideration of $12,300,000 (a) 3,236,841 shares of Common Stock (the "IGC PIPES Shares") and (b) five year warrants that are immediately exercisable and may be exercised in whole or in part at any time and from time-to-time to purchase 485,526 shares of Common Stock (the "IGC PIPES Warrants" and together with the IGC PIPES Shares, the "IGC PIPES Securities") at a price per share of Common Stock of $3.80.

        At the PIPES Closing, Investor Growth and the Fund also converted Senior Secured Promissory Notes of the Issuer with a face value of $700,000 into Common Stock at a conversion price of $3.80 per share of Common Stock. Such notes were purchased by Investor Growth and the Fund on September 19, 2002.

        The funds used by Investor Growth and the Fund to acquire the IGC PIPES Securities were obtained from each entity's capital available for investment.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 3 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits G, H and L, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 3.

Item 4 of the Schedule 13D, "Purpose of Transaction" is amended by adding the following:

        Investor Growth and the Fund purchased the IGC PIPES Securities for investment purposes and, through representation on the Issuer's board of directors, intend to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and their investments. Investor Growth and the Fund retain the right to change their investment intent.

        Pursuant to the Amended PIPES Agreement, Liza Page Nelson, an employee of an affiliate of Investor Growth, was appointed to the board of directors of the Issuer as the "IGC Designee" (as defined in the Amended PIPES Agreement) on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, for so long as the funds managed or advised by Investor Growth hold at least 550,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the Amended PIPES Agreement, the Issuer has agreed to use its best efforts to cause (i) a person designated by Investor Growth (the "IGC Designee") to be nominated and elected to the board of directors of the Issuer in any election of directors, and (ii) if the IGC Designee who has been so elected to the board of directors of the Issuer shall cease for any reason to be a member of the board of directors of the Issuer during such person's term as a director, then the Issuer has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by Investor Growth Capital. For so long as an IGC Designee remains a member of the board of directors, the Issuer has agreed to use its best efforts to appoint such IGC Designee to be a member of the compensation committee, the nominating committee and any committee of the board of directors that exercises substantial control over the Issuer or its operations.

        Pursuant to the Amended PIPES Agreement, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish resigned from the board of directors of the Issuer on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its certificate of incorporation on November 12, 2002 to effect a reverse stock split of the Common Stock whereby the Issuer issued one new share of common stock in exchange for 10 shares of its outstanding Common Stock.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its bylaws at the PIPES Closing to provide the following:

        (1)  The Issuer's board of directors will have nine members.

        (2)  The Issuer's board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies (the "NASD Rules"), and which shall consist of three members of the board of directors.

        (3)  The Issuer's board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of the Issuer, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4)  The Issuer's board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved for issuance under the Issuer's stock incentive plans, and setting employee compensation guidelines.

        (5)  After the closing of the Amended PIPES Agreement, the Issuer will not, without the approval of a majority of the total number of directors then in office:

          (a)  authorize, offer, sell, or issue any equity or debt securities of the Issuer or any of its subsidiaries.

          (b)  incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $1,000,000.

          (c)  grant a security interest in assets of the Issuer or any of its subsidiaries which individually or in the aggregate secures an obligation having a value in excess of $500,000.

          (d)  sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property or any intellectual property, whether or not material, relating to pharmaceuticals or biologics.

          (e)  purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics.

          (vi)  approve any annual business plan or budget or any material revisions thereto.

          (vii) hire or terminate any executive officer of the Issuer, including its Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amendment to the PIPES Agreement included as Exhibits G, H and L, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 4.

        Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5 (a) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        (a) (i)    As of November 19, 2002, Investor Growth may be deemed the beneficial owner of 2,766,841 shares (approximately 20.3% of the total number of shares outstanding) held for its account.

        (ii)    As of November 19, 2002, Investor AB may be deemed the beneficial owner of 3,952,630 shares (approximately 28.6% of the total number of shares outstanding). This number consists of a) 2,766,841 shares held for the account of Investor Growth and b) 1,185,789 shares held for the account of the Fund.

Item 5 (b) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        (b) (i)    As of November 19, 2002, Investor Growth may be deemed to have shared power to direct the voting and disposition of 2,766,841 shares (approximately 20.3% of the total number of shares outstanding) held for its account.

        (ii)    As of November 19, 2002, Investor AB may be deemed to have shared power to direct the voting and disposition of 3,952,630 shares (approximately 28.6% of the total number of shares outstanding). This number consists of a) 2,766,841 shares held for the account of Investor Growth and b) 1,185,789 shares held for the account of the Fund.

Item 5 (c) of the Schedule 13D,"Interest in Securities of the Issuer" is amended by adding the following:

        Schedule A annexed hereto lists all transactions in the Issuer's Common Stock occurring within the last sixty days involving the Reporting Persons.

Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," is amended by adding the following:

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        Pursuant to the Amended PIPES Agreement, Investor Growth and the Fund entered into lock-up agreements with the Issuer (the "Lock-Up Agreements") whereby each agreed that, during the period beginning from the PIPES Closing and continuing to and including the date 180 days after the PIPES Closing, it will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any call option or purchase any put option with respect to, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock.

        References to and descriptions of the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the form of Lock-Up Agreement included as Exhibit M to this Amendment No. 1, which agreement is incorporated in its entirety in this Item 6.

        To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 of the Schedule 13D, "Material to be filed as Exhibits," is amended by adding the following:

        I.    Joint Filing Agreement by and between Investor AB and Investor Growth Capital Limited dated as of November 19, 2002.

        J.    Power of Attorney dated December 13, 2000 granted by Investor AB in favor of Borje Ekholm, Henry Gooss and Michael Oporto. (Incorporated by reference to Exhibit B of the Issuer's Schedule 13D filed with the Commission on September 30, 2002.)

        K.    Power of Attorney dated February 20, 2001 granted by Investor Growth Capital Limited in favor of Borje Ekholm, Henry Gooss and Michael Oporto. (Incorporated by reference to Exhibit C of the Issuer's Schedule 13D filed with the Commission on September 30, 2002.)

        L.    Amendment to the ISTA Pharmaceuticals, Inc. Common Stock and Warrant Purchase Agreement dated as of November 12, 2002 by and among ISTA Pharmaceuticals, Inc. and the other signatories thereto.

        M.  Form of Lock-Up Agreement by and among ISTA Pharmaceuticals, Inc. and the Reporting Persons.

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002

INVESTOR GROWTH CAPITAL LIMITED
/s/ MICHAEL OPORTO Michael Oporto Attorney-in-Fact
/s/ BORJE EKHOLM Borje Ekholm Attorney-in-Fact
INVESTOR AB
/s/ MICHAEL OPORTO Michael Oporto Attorney-in-Fact
/s/ BORJE EKHOLM Borje Ekholm Attorney-in-Fact

SCHEDULE A

        Transactions in the securities of the Issuer by the Reporting Persons during the 60 days prior to November 19, 2002:

Transaction	Date of Transaction	Number of Shares		Price Per Share
Purchase	9/19/02	230,263	(1)	$3.80
Purchase	11/19/02	3,722,367	(2)	$3.80
Conversion of Notes	11/19/02	184,210		$3.80

(1)
Includes 184,210 shares of Common Stock issuable upon conversion of the Notes and 46,053 shares of Common Stock issuable upon exercise of the Bridge Warrants.

(2)
Includes 3,236,841 shares of Common Stock and 485,526 shares of Common Stock issuable upon exercise of the IGC PIPES Warrants.

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SIGNATURES
SCHEDULE A